Exhibit 8.1

Significant Subsidiaries and VIE of the Registrant

Significant Subsidiaries of the Registrant	Place of Incorporation
QK365.com INC.	British Virgin Islands
QINGKE (CHINA) LIMITED	Hong Kong
Shanghai Qingke Investment Consulting Co., Ltd.	China

VIE	Place of Incorporation
Shanghai Qingke E-Commerce Co., Ltd.	China

Significant Subsidiaries of the VIE	Place of Incorporation
Shanghai Qingke Equipment Rental Co., Ltd.	China
Shanghai Qingke Trade Co., Ltd.	China
Shanghai Qingke Creative Industry Supporting Property Management Co., Ltd.	China
Shanghai Min Qing Property Management Co., Ltd.	China
Shanghai Qing Teng Investment Management Center (Limited Partnership)	China
Suzhou Qingke Information Technology Co., Ltd.	China
Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd.	China